ANTHONY L.G., PLLC

laura aNTHONy, esq GEOFFREY ASHBURNE, ESQ* JOHN CACOMANOLIS, ESQ** CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ***	WWW.ANTHONYPLLC.COM WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM

OF COUNSEL: MICHAEL R. GEROE, ESQ, CIPP/US**** CRAIG D. LINDER, ESQ***** PETER P. LINDLEY, ESQ, CPA, MBA PHILIP MAGRI, ESQ.****** STUART REED, ESQ MARC S. WOOLF, ESQ	DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

* licensed in CA only

**licensed in FL and NY

***licensed in NY and NJ

****licensed in FL, CA and NY

May 22, 2020

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 012, LLC Offering Statement on Form 1-A Filed April 24, 2020 File No. 024-11202

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks 012, LLC (the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced offering statement on Form 1-A originally filed on April 24, 2020 (“Form 1-A”). Amendment No. 1 is marked with < R > tags to show changes made from the Form 1-A filed on April 24, 2020. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Scott W. Lynn dated May 22, 2020. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

Offering Statement on Form 1-A filed April 24, 2020

Risk Factors, page 10

1.	Comment: We note that you have listed some broad categories of risk factors applicable to an investment in your offering. Item 3 of Form 1-A requires a carefully organized series of short, concise paragraphs, summarizing the most significant factors that make the offering speculative or substantially risky. Please revise your offering circular to include more specific risk factor disclosure.

Response: In response to the Staff’s Comment, the Company has replaced the abbreviated bullet-point risk factors on page 6 of the Summary, with a more fulsome summary risk factor discussion which the Company believes is compliant with the requirements of Item 3 of Form 1-A. The Company’s strong preference is to retain the detailed “Risk Factor” section of the Offering Circular beginning on page 10 and is unaware of any rule or guidance to the effect that an Offering Circular cannot contain additional risk factor disclosure beyond the minimum requirements set forth in the instructions to Form 1-A. The Risk Factor section of the Offering Circular, which is consistent in terms of length and comprehensiveness with similar sections included in other Offering Circulars and Prospecti for early stage and novel investment products representing investment in a new asset class, is intended to summarize all of the material risks to an investment in the Company and is intended to concisely describe the myriad of risks inherent in investing in the Company’s securities, many of which the Company believes would be unknown to investors in the Company.

2.	Comment: We note your risk factor related to COVID-19. Please update your risk factor to explain what issues related to COVID-19 may make an investment speculative or risky. Please refer to CF Disclosure Guidance: Topic No. 9 (March 25, 2020).

Response: In response to the Staff’s Comment, the Company confirms that it has carefully reviewed the CF Disclosure Guidance: Topic No. 9 (March 25, 2020) and does not believe that any changes to the disclosure in the Offering Circular are necessary or appropriate.

The Company is in the business of owning a single work of art and eventually selling it after an extended period of time. The Company has no employees, no material operations and no capital or financial resources, assets (other than the Painting), liabilities, commitments (contractual or otherwise) or capital requirements. The Painting is a long-term investment and accounted for on the cost basis of accounting. Based on the current activity levels in the art market and the historical performance of the art market during past economic downturns, including the financial crises of 2007-2008, we do not believe current economic conditions create a heightened risk to the carrying value of the Painting or the inherent long term investment value of the Painting, particularly relative to similar risks of holding other investment assets.

The Company is dependent on the financial health of Masterworks and the ability of Masterworks to continue as a going concern. Based on Masterworks’ operating experience over the past two months and the existence of sources of liquidity to support current and future operations, the Company does not believe COVID-19 or the economic fallout that is expected to result from the disruption in commerce caused by COVID-19, has materially increased the risk that Masterworks will be unable to continue as a going concern.

The Company does believe that the existence COVID-19 creates heightened uncertainty as noted in the Company’s risk factor disclosure and, although that risk is not unique to the Company, the Company feels that it is worthwhile pointing out to potential investors.

Description of the Business, page 38

3.	Comment: Please amend your disclosure to describe what will happen if the Painting fails its physical inspection.

Response: In response to the Staff’s Comment, the Company has revised the disclosure on page 38 of the Offering Circular to indicate that the Art Purchase Agreement contains customary warranties as to the condition of the Painting. In the event the warranties are not satisfied, the purchase transaction would be terminated and the Offering would be terminated. The Company views this possibility as extremely remote given the fact that a representative of Masterworks along with a professional art conservator physically reviewed the condition of the Painting on April 30, 2020 at a professional art storage location in New York and the Painting cannot be moved without the consent of Masterworks.

If the Staff has any further comments regarding the Form 1-A or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Cara Wirth/U.S. Securities and Exchange Commission
Mara Ransom/U.S. Securities and Exchange Commission
Joshua B. Goldstein/Masterworks 012, LLC
Craig D. Linder, Esq./Anthony L.G., PLLC

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